HAITONG SECURITIES USA LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

(With Report of Independent Registered
Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69694

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Haitong Securities USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

340 Madison Avenue, 12th Floor
(No. And Street)

New York	NY	10173
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Todaro — 212-351-6014 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

WithumSmith+Brown, PC
(Name - *if individual state last, first, middle name)*

1411 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

CONFIDENTIAL TREATMENT REQUESTED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Anthony Todaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haitong Securities USA LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



2/28/18

PERRY SIMONE
Notary Public - State of New York
NO. 01SI6144087
Qualified in New York County
My Commission Expires 4-24-18

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAITONG SECURITIES USA LLC

CONTENTS

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member
of Haitong Securities USA LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Haitong Securities USA LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

February 28, 2018
New York, New York

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

HAITONG SECURITIES USA LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

Assets

Cash	$	7,268,060
Clearing deposits		998,635
Receivable from affiliate		1,356,068
Prepaid expenses		1,567,573
Fixed assets (net of accumulated depreciation of $3,918,316)		1,336,192
Artwork		622,409
Other assets		81,673
Total assets	$	13,230,610

Liabilities and member's equity

Liabilities

Accrued expenses		835,587
Termination fee payable	$	1,600,000
Other liabilities		19,473
		2,455,060
Subordinated borrowings		7,349,995
Member's equity		3,425,555
Total liabilities and member's equity	$	13,230,610

See accompanying notes to statement of financial condition

HAITONG SECURITIES USA LLC
NOTES TO FINANCIAL STATEMENTS

1. Organization and Nature of Business

Haitong Securities USA LLC (the Company), a New York Limited Liability Company, is a wholly owned subsidiary of Haitong Bank, S.A. (the Parent), a banking corporation incorporated under the laws of Portugal. The Company was created on September 30, 2015 and was registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) as an introducing broker-dealer as of September 28, 2016. The principal businesses of the Company are to act as a broker-dealer, retailing corporate equity securities and selling corporate and sovereign debt securities, underwriting or as a selling group participant (on a best efforts basis), investment advisory services (including structured financial products), trading for own account, in the private placement of securities, in mergers and acquisitions and acting as the U.S. broker-dealer for foreign broker-dealer affiliates pursuant to Rule 15a-6 of the Securities Exchange Act of 1934 and to distribute third party research.

The Company acts as an introducing broker in securities and fixed income. The Company clears all transactions with and for customers on a fully disclosed basis through a clearing firm. The Company does not accept customer funds and securities as customers transmit all such transactions to the clearing broker. The clearing broker carries all accounts for customers.

2. Significant Accounting Policies

(a) Basis of Presentation
The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and reflect the following significant accounting policies.

(b) Cash and Clearing deposits

The Company has cash held at a major financial institution. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation (FDIC") limits. The Company maintains a required deposits of $998,635 at the clearing brokers. The Company has not experienced any losses in these accounts and believes it is not subject to any significant credit risk on these balances. Certain prior year balances have been reclassified to conform to current year presentation.

(c) Income Taxes

Provisions for U.S. federal, state, and local income taxes have not been made in the financial statements since the Company is a single member LLC and the operations are treated as a part of the U.S. operations of the Parent.

HAITONG SECURITIES USA LLC
NOTES TO FINANCIAL STATEMENTS

(d) Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

(e) Fixed assets

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Artwork is not depreciated. Fixed assets were contributed by the Parent at their net book values.

(f) Off-Balance Sheet Risk

The Company acts as an agent for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through a contractually obligated foreign affiliate. These trades are settled on a basis of either delivery or receipt versus payment. In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company monitors the credit standing of all counterparties with which it conducts business. All open transactions at December 31, 2016 settled with no resultant loss being incurred by the Company.

(g) Revenue Recognition

The Company records or accrues investment banking revenues when earned and when all contractual obligations have been met. Servicing fee income is recognized under terms outlined in a contract between Haitong, the Parent and Haitong Investment Ireland PLC (Haitong Ireland) and is recorded when related expenses are incurred.

(h) Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014 – 09 (codified as ASC 606), Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning after December 15, 2017. The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

(i) Reclassification

Certain prior year balances have been reclassified to conform to current year presentation.

HAITONG SECURITIES USA LLC
NOTES TO FINANCIAL STATEMENTS

3. Related Party Transactions

Effective January 1, 2017 the Company entered into a Services Agreement with the Parent and Haitong Ireland to provide the Company with reimbursement of costs (plus 10%) for costs relating to the Emerging Markets Fixed Income business of the Company. The Company recorded revenues of $9,001,546 in 2017 in accordance with this Service Agreement which is included in servicing fee income on the statement of operations. At December 31, 2017 the related receivable under the Services Agreement was $1,356,068.

4. Fixed Assets

As of December 31, 2017, the Company had fixed assets consisting of the following:

Software	$	1,350,094
Leasehold improvements		2,062,761
Computer equipment		587,853
Image and sound equipment		129,787
Transmission equipment		476,515
Security equipment		110,922
Furniture		536,576
		5,254,508
Accumulated depreciation		(3,918,316)
	$	1,336,192

Depreciation expense for the full year ending December 31, 2017 was $470,937.

5. Income Taxes

The Company is a single-member LLC and is included in the federal and state tax return of the Parent. There is no tax sharing agreement between the Company and its Parent, no dividends have been paid by the Company to its Parent for tax reimbursements, and the Company has no present intention to enter into a tax sharing agreement or distribute dividends to its Parent for tax reimbursements. As a result, no U.S. or state tax has been allocated to the Company in its financial statements.

6. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2017, the Company had net capital of $5,811,635, which was $5,561,635 in excess of the amount required of $250,000.

7. Subordinated Borrowings

The Company has a subordinated loan agreement with the Parent with an outstanding principal balance of $7,000,000. The subordinated loan has been approved by FINRA as qualifying subordinated debt (treated as equity) under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. Interest accrues per annum on the principal at a rate of 4.00%. Accrued interest payable on this subordinated loan is considered as additional subordinated capital for purposes of computing net capital. The accrued interest payable at December 31, 2017 was $349,995. The maturity date for this subordinated loan is September 22, 2031.

8. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3. The Company does not hold customers' cash or securities and, therefore, has no obligation under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

9. Commitment and Contingencies

The Company is subject to reviews and inspections by the SEC and FINRA. Additionally, from time to time the Company may be involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of these reviews, inspections, or other legal proceedings will have a material impact on the financial statements.

10. 401k Plan

The Company maintains a 401k plan (the "Plan") under the Safe Harbor provisions of section 401k of the Internal Revenue Code. The plan is funded by employee and employer contributions. Employer contributions will equal 100% of employee contributions up to 4% of Plan compensation. For the year ending December 31, 2017, the Company recorded an expense of $241,940 in connection with the Plan which is included in compensation expenses on the statement of income.

11. Concentration

Other than revenue from related parties, the Company had one major customer, which made up 16% of total revenue for the year ended December 31, 2017. There was no receivable from this customer at December 31, 2017.

12. Subsequent Events

On December 15, 2017, Haitong International BVI (an affiliated company) entered into a Purchase Agreement with the Parent to purchase the Membership Interests of the Company. Haitong International BVI is a wholly-owned subsidiary of Haitong International Securities Group Limited, a publically listed company with a substantial capital base. The Purchase transaction was completed on February 23, 2018.

In 2016, the Company entered into a contract with Broadridge Business Process Outsourcing, LLC ("Broadridge") for certain Back Office and IT services to be provided to the Company. In 2017, the Company decided that these Broadridge services were no longer needed and terminated the contract with Broadridge. The Company accrued a termination fee expense of $1,600,000 which was paid in January 2018.